December 12, 2025

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, Illinois 60606

       Re: Coeur Mining, Inc.
           Form 10-Q for the Fiscal Quarter Ended September 30, 2025 Form 10-K for the Fiscal Year Ended December 31, 2024
           Response dated September 3, 2025
           File No. 001-08641
Dear Thomas S. Whelan:

        We have reviewed your September 3, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

      Unless we note otherwise, any references to prior comments are to comments in our
August 5, 2025 letter

Response dated September 3, 2025
Form 10-Q for the Fiscal Quarter Ended September 30, 2025
Non-GAAP Financial Performance Measures, page 42

1.     We note your response to prior comment 1 regarding your adjustment for
          Acquired inventory purchase price    and do not agree with your
conclusion. We
       continue to believe that this adjustment is inconsistent with Question
100.04 of the
       Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. As
       such, please remove this adjustment from your non-GAAP measures, including
       Adjusted net income (loss), Adjusted EBITDA, and Adjusted costs applicable to sales.
 December 12, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ranjit Singh Pawar at 202-551-2702 or Jennifer O'Brien at 202-551-
3721 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation